

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 5, 2017

Joseph A. Cutillo
Chief Executive Officer
Sterling Construction Company, Inc.
1800 Hughes Landing Blvd., Suite 250
The Woodlands, TX 77380

> **Re: Sterling Construction Company, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 26, 2017**
> **File No. 333-218278**
> **Registration Statement on Form S-3**
> **Filed May 26, 2017**
> **File No. 333-218281**

Dear Mr. Cutillo:

This is to advise you that we have not reviewed and will not review your registration statements.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Scott L. Olson, Esq.